SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                Report on Form 6-K for the month of October 2002

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F __X__ Form 40-F _____

          Enclosures:

          1. A notification dated 2 October 2002 relating to the completion of the combining of the BOC and Linde process plant businesses.

          2. A notification dated 7 October 2002 relating to the granting of an SAYE option to Dr Rajagopal, an executive director of The BOC Group plc.

          3. A notification dated 9 October 2002 advising of the appointment of R Menodza as a non-executive director of The BOC Group plc.

          4. A notification dated 21 October 2002 advising the acquisition of Environmental Management Corporation.

          5. A notification dated 21 October advising the disposal, by Ogier Trustees Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of 18,193 Ordinary shares of 25p each in The BOC Group plc in which the directors of the Company have a technical interest.

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          THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE

AT 08.00 HRS ON 2 OCTOBER 2002 UNDER REF. NO.9456B

 2 October 2002


       BOC and Linde complete plant engineering and technology transaction


In March 2002 BOC announced its intention to combine its process plant business based in Murray Hill, New Jersey, US with Linde's process plant operation based in Tulsa, Oklahoma, US. This transaction was completed on 30 September 2002 with the establishment of Linde BOC Process Plants LLC.


Dick Grant, chief executive of BOC Process Gas Solutions, said: "During the six months transition process we have successfully transferred to the new entity all existing production projects and our customers are already seeing advantages from our combined technology. Overall the integration process has gone very smoothly. I am confident that the benefits to both companies will be more than we originally envisaged and that we will be able to achieve them more quickly".


          BOC has a 30 per cent holding in Linde BOC Process Plants LLC. It covers all engineering aspects from initial engineering studies, through construction, to commissioning of a full range of plants: air separation,

hydrogen and carbon monoxide generation and purification, helium liquefaction and recovery and other refinery and chemical facilities. It has access to technology from The BOC Group, Linde AG and third parties.


BOC and Linde will each continue separately to market and sell process solutions to customers.


The BOC Group (LSE: BOC) is one of the world's largest suppliers of industrial gases, a leading supplier of materials, systems and services in the semiconductor industry and a specialist logistics company. BOC serves two million customers in more than 50 countries. It employs nearly 43,000 people and had annual sales of more than (pound)4 billion in 2001. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com.

Contact:  The BOC Group
          Christopher Marsay, Group Manager - Investor Relations
          Tel. 01276 477222 (International +44 1276 477222)

                                                        Page 2 of Total 10 Pages

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THE BOC GROUP plc Announcement released to the Regulatory News Service at 10.08 hrs on 7 October 2002 under ref no 1345C


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

The BOC Group plc

2)  Name of director

Krishnamurthy RAJAGOPAL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Krishnamurthy RAJAGOPAL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of option under SAYE 2002 scheme

7)   Number of shares/amount of stock acquired



8)   Percentage of issued class



9)   Number of shares/amount of stock disposed



10)  Percentage of issued class



11)  Class of security

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12)  Price per share



13)  Date of transaction



14)  Date company informed



15)  Total holding following this notification



16)  Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes

17)  Date of grant

1 March 2002

18)  Period during which or date on which exercisable

1 May 2007 - 31 October 2007

19)  Total amount paid (if any) for grant of the option

Nil

20)  Description of shares or debentures involved: class, number

Ordinary shares of 25p each, 362 shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

914p per share

22) Total number of shares or debentures over which options held following this notification

460,009 options over Ordinary shares

23)  Any additional information



24)  Name of contact and telephone number for queries

Sarah Larkins, Company Secretarial Assistant, tel: 01276 807383


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25)  Name and signature of authorised company official responsible for making this notification

Sarah Larkins, Company Secretarial Assistant

     Date of Notification.....7 October 2002.......................

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THE  BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE
                         AT 15.30 HRS ON 9 OCTOBER 2002
                              UNDER REF. NO. 2800C




9 October 2002



                             BOC Group Board change


              Roberto G. Mendoza appointed non-executive director.


          Roberto G. Mendoza is appointed a non-executive director of The BOC Group with immediate effect.


Mr Mendoza is a founding partner of Integrated Finance Ltd, the non-executive chairman of Egg Plc, and a board member of ACE Limited, Prudential Plc, Reuters Group Plc and Vitro S.A.. He joined J.P. Morgan in 1967 and served as vice chairman of the Board from 1990 to 2000. Mr Mendoza was a managing director of Goldman Sachs & Co from 2000 until he resigned to co-found Integrated Finance Ltd in 2001.

Mr Mendoza was born in Cuba, obtained a BA in history from Yale and an MBA with high distinction from the Harvard Business School.


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    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                          07.00 HRS ON 21 OCTOBER 2002
                              UNDER REF. NO. 6960C

21 October 2002



      BOC acquires Environmental Management Corporation for US $50 million


          (Windlesham, UK, 21 October 2002) -- BOC has acquired Environmental

Management Corporation, a privately held St. Louis-based water services company,

for $50 million in cash. An additional $10 million could become payable if certain performance conditions are satisfied over a period of five years.


Environmental Management Corporation, which had revenues of some $40 million in

2001, manages water and wastewater treatment facilities for both industrial and local municipal customers around the US.


          The acquisition is part of the growth initiative by BOC designed to extend the range of solutions offered to its industrial customer base. That includes customers in the food, chemicals, petroleum, and metals processing industries. BOC intends to accelerate Environmental Management Corporation's

(EMC's) growth in these markets and to offer efficient and cost effective water management services to existing BOC customers throughout North America. Dick

Grant, chief executive, BOC Process Gas Solutions, said, "BOC already has a strong customer base and established relationships in the industrial sector.

Managing an industrial customer's water cycle is a natural extension of our existing capabilities. Providing water services to the industrial market is a high growth sector of the water industry. We are also confident we can build on

EMC's solid relationships with its existing customers.


"Most of EMC's current customers are served on an operations and maintenance basis, so the capital intensity of the future growth we foresee in water services is typically lower than that of our traditional industrial gas business. The commitment to excellent service and the expertise of EMC's employees enables BOC to offer a strong water services capability," Grant said.


Environmental Management Corporation is one of the US's largest privately held contract operation and maintenance firms, providing practical solutions for complex management and environmental needs for


                                                        Page 7 of Total 10 Pages

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municipalities and large industries. Those industrial customers include some of the US's largest food processors, serving the red meat, poultry, beverage and baked goods segment. EMC provides specialized operation, maintenance, and management services for water, wastewater, and public works facilities. In addition, EMC offers clients the capability of single-source design-build-operate services and turnkey residuals management.


BOC's Process Gas Solutions is one of three global lines of business within The

BOC Group. PGS provides tailored solutions to many of BOC's largest customers,

in industries such as oil refining, chemicals, steel, food and glass.


The BOC Group (LSE: BOC, NYSE: BOX), the worldwide industrial gases, vacuum technologies and distribution services company, serves two million customers in more than 50 countries. It employs some 43,000 people and had annual sales over

$6 billion in 2001. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com.


  Contact: Christopher Marsay, Group Manager - Investor Relations Tel. 01276 477222 (International +44 1276 477222)


                                                        Page 8 of Total 10 Pages
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    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                          15.51 HRS ON 21 OCTOBER 2002
                              UNDER REF. NO. 7561C


          21 October 2002

          THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

          The BOC Group plc (the Company) has been notified of the disposal on 18 October 2002 of 18,193 Ordinary shares of 25p each in the Company at a sale price of 950p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

          Following this disposal of 18,193 Ordinary shares, the Trustee now holds 4,041,916 Ordinary shares.

          Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,041,916 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.


                                                        Page 9 of Total 10 Pages
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                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: November 1, 2002



                                     By:  /s/ C A Hunt
                                          ------------
                                          Name: Carol Anne Hunt
                                          Title:Deputy Company Secretary


                                                       Page 10 of Total 10 Pages